August 8, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention: Michael E. McTiernan, Esq. Special Counsel

         Re: China Medicine Corporation.
             Form SB-2 Filed on April 14, 2006
             File No. 333-133283
             -----------------------------------

Ladies and Gentlemen:

      China Medicine Corporation (the "Company"), is filing amendment No. 2 to the captioned registration statement on Form SB-2 in response to the questions raised by the Commission in its letter of comments dated July 27, 2006. Set forth below is the Company's response to Commission's comments.

Facing Page
-----------

1. We reissue comment 5. Please revise the proposed maximum offering price per share, for the 7,389,476 shares underlying the warrants, to reflect the $2.75 maximum price at which the shares will be offered by the selling stockholders.

      The maximum proposed offering price for the shares underlying the warrants has been revised and now reflects the $2.75 price.

2. It appears from your footnote disclosure to the fee table that you have not paid the full registration fee. Please confirm that the fee has been paid.

      The Company has paid the full fee.

Prospectus Cover Page
---------------------

3. We note your response to comment 1. In particular we note your revised disclosure in the second sentence of the last paragraph that "the selling stockholders intend to sell any shares in the public market at prices ranging from..." Please delete this reference to "public market." Any offers and sales made pursuant to this registration statement prior to the establishment of a trading market should be made within the range.

      The words "in the public market" have been deleted from the second sentence on the prospectus cover page and a similar change has been made in "Plan of Distribution."

February 2006 Private Placement, page 22
----------------------------------------

4. In your response to comment 28, you state that because "the Company has elected independent directors who also comprise the audit and compensation committee, the investors waived the failure to be in compliance within 70 days of the closing date." Please revise your disclosure to note this fact.

      We have added the following language in the bullet point relating to the requirement for independent directors. "Although we did not meet the required deadline for having independent directors, because we have elected independent directors who comprise both a majority of the board, all of the members of the audit committee and the compensation committee, the investors waived our failure to be in compliance when initially required. This waiver would not apply to any subsequent failure to continue to meet this requirement."


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Securities and Exchange Commission
August 8, 2006
Page 2

5. We note your response to comment 29. Please revise to note what penalties you are subject to if you were not in compliance with the requirement outlined in the fourth bullet. Also, please revise to note if you have been subject to these penalties in the past as a result of your noncompliance with that requirement.

      We have added language to state that provision requiring us to elect a chief financial officer as required does not include a liquidated damages provisions.

6. We note your response to comment 30. Please revise the eighth bullet to explicitly note that holders of series A preferred stock will not have to pay a conversion price upon conversion of their series A preferred shares.

      We included language in the first paragraph under "February 2006 Private Placement" to state that there is no additional consideration payable upon conversion of the series A preferred stock. Similar language is also included in the first bullet point under "Description of Capital Stock - Series A Preferred Stock."

Management's Discussion and Analysis or Plan of Operation, page 27
------------------------------------------------------------------

Overview, page 27
-----------------

7. We note your response to comment 32. You state that pursuant to your research and development agreement, with the Pharmaceutical Research Institute you "agreed to contribute the funds necessary to support the project, including the salaries of the research personnel." Please revise to note whether there is a minimum amount of funding you are required to contribute or a limit on the amount of funding that you could be liable for.

      We included language in the "Overview" to state that we have no minimum or maximum funding requirement.

Liquidity and Capital Resources, page 36
----------------------------------------

8. In the last paragraph on page 36, you stare that that your accounts payable and your customer deposits declined from December 31, 2005 to March 31, 2006. However, based on the table you included in this section from December 31, 2005 to March 31, 2006 your accounts payable increased 512% and your customer deposits increased by 17%. Please reconcile these disclosures.

      We included the following language under "Liquidity and Capital Resources": "However, from December 31, 2005 to March 31, 2006, our payables increased 512% because of an increase in our purchases resulting from increased sales our payment policies, whereby we try to pay our suppliers (other than required downpayments) once or twice a year. As a result, until we pay our suppliers, our accounts payable increase."


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Securities and Exchange Commission
August 8, 2006
Page 3

Government Regulation, page 41
------------------------------

9. We issue comment 42 in part. For the products where the PRC does not directly set the price you may sell your products at, please revise to discuss the indirect effect of the PRC setting the price to the user has on the pricing of your products.

      We included the following language under "Government Regulation":
"However, even products that are not subject to government price control may be affected by the policy reflected in the price controls, including a desire to effect a reduction in drug prices, and it is often difficult to increase prices. For these products, we may have to maintain existing prices or reduce prices."

Financial Statements and Notes
------------------------------

Audited Financial Statements for the Years Ended December 31, 2005 and 2004
---------------------------------------------------------------------------

Report Of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

10. You have removed the previously included audit report of your independent registered public accounting firm dated March 24, 2006. Please revise to include this audit report.

      The auditor's report in included in this filing.

Note 15 -- Statutory Reserves and Dividend Distribution, pages F-19 -. F-20
---------------------------------------------------------------------------

11. We have considered your response to comment 52. Under APB 29, nonreciprocal transfers of non-monetary assets to owners should be accounted for at fair value if the value is objectively measurable and would be clearly realizable to the distributing entity in an outright sale. As previously requested, please clarify the nature of the inventory distributed and how you determined the fair market value of the inventory. In addition, confirm that the inventory did not represent obsolete / excess inventories and whether it represents assets that were anticipated to be realized by your company through a sale within a reasonable period of time. Consider expanding your disclosures as appropriate to clarify what value or interest your shareholders would have in receiving a distribution of inventory and whether you plan to continue distributions of inventory now that your corporate structure has changed.

      The inventories distributed represent the Company's regular products sold in the ordinary course of business. The distribution was measured at the fair market value of the inventories as represented in the normal sales transactions with regular business customers. The inventories did not represent obsolete or excess inventories and were anticipated to be realized by the company through a sale within a reasonable period of time. The Company does not have any plan to continue distributions of inventory in the future.

Un-Audited Financial Statements for the Periods Ended March 31, 2006 and 2005
-----------------------------------------------------------------------------

Note 15 -- Stockholders' Equity, pages F-38 -- F-39
---------------------------------------------------


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Securities and Exchange Commission
August 8, 2006
Page 4

12. We have read your response to comment 53 and note that you have not recorded value for the conversion feature because you determined it did not qualify as a beneficial conversion feature. Determination of whether a beneficial conversion feature exists does not preclude you from analyzing your convertible preferred stock and related warrants under EITF 00-19. As such, you should evaluate your conversion feature and related warrants to determine whether you need to bifurcate any embedded derivatives from the host instrument and account for them at fair market value under SFAS 133. As previously requested, please tell us how you applied the guidance in paragraphs 12-32 of EITF 00-19 and revise your filing as appropriate to reflect this accounting.

      The proceeds from the sale of preferred stock convertible into equity securities with detachable warrants should be allocated among preferred stocks, converting feature, and warrants according to their respective fair market value.

      The warrants issued along with the series A convertible preferred stock are referred to throughout EITF 00-19 as "Written Call Options or Warrants." The warrant agreement requires the Company to register the shares and if, within twelve months from the issuance, the warrants are not registered, the warrant holders will have cashless exercise rights. Consequently, when applying the Model found in paragraph 39, the Company accounted for the warrants as liability and estimated the fair market value of such warrants to be zero on the date of issuance and as of March 31, 2006.

      In evaluating the converting feature of the preferred stock, the conversion feature is out-of-money at the time of issuance since conversion price is $1.25 per share whereas the fair market value of the common stock is estimated to be $0.32 per share. Therefore, according to Accounting Principles Board Opinion (APB) No. 14, the proceeds from the sale of preferred stock convertible into equity securities of the issuer should be allocated entirely to the preferred stock and not the conversion feature.

Part II
-------

Item 28 Undertakings, page II-4
-------------------------------

13. Please revise this section to include the undertakings required by Item 51 2(g)(2) of Regulation S-B and remove the Item 51 2(a)(4) and Item 512(f) undertakings as they do not appear to be applicable.

The undertakings have been revised as requested.

      We are looking for an effective date on August 10, 2006. We would appreciate any expedited treatment you could give to this filing.

      Notwithstanding the comments of the staff, we hereby acknowledge:

      o We are responsible for the adequacy and accuracy of the disclosure in the filing.

      o Staff comments or changes in response to staff comments in the proposed disclosure in do not foreclose the Commission from taking any action with respect to the filing; and


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Securities and Exchange Commission
August 8, 2006
Page 5

      o We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            s/ Senshan Yang
                                            ---------------
                                            Senshan Yang
                                            Chief Executive Officer